Exhibit 2

09 September 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 09 September 2015 it purchased 150,000 of its ordinary shares at a price of 1383.1782 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 32,789,722 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,294,196,111 (excluding shares to be held in treasury).